Filed pursuant to Rule 424(b)(3)
Registration No. 333-160470

Prospectus Supplement No. 1
(To prospectus dated July 23, 2009)

POLYMEDIX, INC.

12,000,000 SHARES OF COMMON STOCK

This prospectus supplement supplements information contained in that certain prospectus dated July 23, 2009 (the “Prospectus”), relating to the offer and resale of up to 12,000,000 shares of our common stock, par value $0.001 per share, by the selling stockholder, Dutchess Equity Fund, L.P., which Dutchess has agreed to purchase pursuant to the investment agreement dated May 20, 2009, as amended July 8, 2009, between Dutchess and us.

This prospectus supplement includes our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 7, 2009.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 8 of the Prospectus, as well as the risks described under Item 1A of Part II of the Form 10-Q filed herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended June 30, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _________ to __________
COMMISSION FILE NUMBER: 000-51895
POLYMEDIX, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	27-0125925
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
170 N. Radnor-Chester Road; Suite 300
Radnor, PA 19087
(Address of Principal Executive Offices)
(484) 598-2400
(Registrant’s Telephone Number, Including Area Code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of August 6, 2009 the issuer had 59,845,065 shares of issued and outstanding common stock, par value $0.001 per share.

POLYMEDIX, INC.
INDEX

Page
PART I — FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

CONDENSED CONSOLIDATED BALANCE SHEETS — as of June 30, 2009 and December 31, 2008	2

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — for the Three and Six-Months Ended June 30, 2009 and 2008 and for the Period from August 8, 2002 (Inception) to June 30, 2009	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — for the Six-Months Ended June 30, 2009 and 2008 and for the Period from August 8, 2002 (Inception) to June 30, 2009	4

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	5

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

Item 3. Quantitative and Qualitative Disclosures About Market Risk	16

Item 4. Controls and Procedures	16

PART II — OTHER INFORMATION

Item 1A. Risk Factors	17

Item 4. Submission of Matters to a Vote of Security Holders	30

Item 6. Exhibits	31

SIGNATURES	32

EXHIBITS INDEX	33

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements
PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except per share amounts)

	June 30,	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$8,456	$7,206
Short-term investments	1,900	7,900
Prepaid expenses and other current assets	762	407

Total current assets	11,118	15,513

Property and Equipment:
Computers	218	237
Office furniture and lab equipment	774	774
Accumulated depreciation	(532)	(447)

Total property and equipment	460	564

TOTAL ASSETS	$11,578	$16,077

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,641	$1,072
Accrued expenses	870	933
Short-term portion of capital lease obligation	32	104

Total current liabilities	2,543	2,109

Deferred rent	880	825

Total liabilities	3,423	2,934

Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred Stock ($0.001 par value; 10,000 shares authorized; 0 issued and outstanding at June 30, 2009 and December 31, 2008)	—	—
Common Stock ($0.001 par value; 250,000 shares authorized; 59,845 issued and outstanding at June 30, 2009 and December 31, 2008)	60	60
Additional paid-in capital	50,789	49,930
Deficit accumulated during the development stage	(42,694)	(36,859)
Unrealized gain on available for sale securities	—	12

Total stockholders’ equity	8,155	13,143

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,578	$16,077

The accompanying notes are an integral part of these consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(unaudited)
(in thousands, except per share amounts)

					For the period
					August 8, 2002
	Three-Months Ended June 30,		Six-Months Ended June 30,		(Inception) to
	2009	2008	2009	2008	June 30, 2009
Revenues:
Grant and research revenues	$138	$18	$144	$1,009	$3,657

Total revenues	138	18	144	1,009	3,657

Operating Expenses:
Research and development	1,565	1,718	3,240	4,444	27,831
General and administrative	1,499	1,232	2,777	2,387	20,051

Total operating expenses	3,064	2,950	6,017	6,831	47,882

Other Income:
Interest income and other expenses	12	28	38	95	1,531

Total other income	12	28	38	95	1,531

Net loss	$(2,914)	$(2,904)	$(5,835)	$(5,727)	$(42,694)

Beneficial conversion feature, conversion inducement and dividends on preferred stock	—	—	—	—	(11,118)

Net loss attributable to common stockholders	$(2,914)	$(2,904)	$(5,835)	$(5,727)	$(53,812)

Net loss per common share — basic and diluted	$(0.05)	$(0.09)	$(0.10)	$(0.18)

Weighted average common shares outstanding — basic and diluted	59,845	32,114	59,845	32,109

The accompanying notes are an integral part of these consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)

			For the period
			August 8, 2002
	Six-Months Ended June 30,		(Inception) to
	2009	2008	June 30, 2009
Cash Flows from Operating Activities:
Net loss	$(5,835)	$(5,727)	$(42,694)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	104	107	627
Accretion of discount on investment securities	(15)	(40)	(457)
Stock-based compensation	936	709	6,780

Increase in prepaid expenses and other current assets	(355)	(62)	(762)
Increase in accounts payable, accrued expenses and deferred rent	571	114	3,320
Loss on disposal of fixed assets	—	—	23

Net cash used in operating activities	(4,594)	(4,899)	(33,163)

Cash Flows from Investing Activities:
Cash paid for property and equipment	(15)	—	(766)
Purchases of investments	(3,798)	(1,683)	(34,041)
Proceeds from maturities of investments	9,800	4,000	32,598

Net cash provided by (used in) investing activities	5,987	2,317	(2,209)

Cash Flows from Financing Activities:
Proceeds from issuance of stock, net of financing costs	(71)	(496)	43,729
Proceeds from warrant and stock option exercises	—	—	398
Principal payments on capital lease obligations	(72)	(64)	(299)

Net cash provided by (used in) financing activities	(143)	(560)	43,828

Net increase (decrease) in cash and cash equivalents	1,250	(3,142)	8,456

Cash and cash equivalents — beginning of period	7,206	4,936	—

Cash and cash equivalents — end of period	$8,456	$1,794	$8,456

Non-Cash Investing Activities:
Property and equipment acquired under capital lease	$—	$—	$331
Capital expenditures acquired on account	$—	$30	$15

Non-Cash Financing Activities:
Conversion inducement and dividends on Series 1 Preferred Stock and Beneficial conversion feature on Series 2008 Preferred Stock	$—	$—	$11,118
Warrants issued to placement agent	$—	$—	$2,932
Accrued financing costs	$56	$183	$56
Capital lease obligation	$—	$—	$331
The accompanying notes are an integral part of these consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Notes to Unaudited Condensed Consolidated Financial Statements
In these condensed consolidated financial statements, “PolyMedix,” “we,” “us” and “our” refer to PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc., and “Common Stock” refers to the common stock, par value $0.001 per share of PolyMedix, Inc.
1 — Organization and Business Activities
We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing and human clinical trials of our product candidates, exploring marketing channels and recruiting personnel.
We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through June 30, 2009 aggregated $42,694,000, and we expect to continue to incur substantial losses in future periods.
None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold pending receipt of sufficient additional resources. The progress and results of our current and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our development programs require a significant amount of cash to support the development of product candidates.
We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We believe that our current cash and investment balances, exclusive of any cash to be generated from the $10 million Equity Line with Dutchess Equity Fund, L.P. that we entered into in May, 2009 (the “Equity Line”), will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources.
Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. We do not plan to initiate our Phase 2 development activities for PMX-30063 or PMX-60056 until additional financing is secured. We may seek additional funds through equity or debt financing, among other sources. In addition, we may actively seek funds through government grants and contracts. However, as a result of current conditions in the equity and debt markets, we may not be able to obtain additional funding on favorable terms, if at all. In addition, if we choose to apply for government grants and contracts, there is no guarantee of approval of our applications. If we are unable to secure adequate additional funding during 2009 we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding. As a result, our business may be materially and adversely affected. In the absence of adequate additional funding, we believe that we have the ability to scale our operations such that our current cash and investment balances will be sufficient to fund our operations into the third quarter of 2010.

Global market and economic conditions have been, and continue to be, disruptive and volatile. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.
Interim Financial Information
The condensed consolidated financial statements include the accounts of PolyMedix, Inc. and its wholly-owned subsidiary, PolyMedix Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The information as of June 30, 2009 and for the periods ended June 30, 2009 and 2008 and the period from August 8, 2002 (Inception) to June 30, 2009 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which, in our opinion, are necessary to state fairly the financial information set forth in accordance with accounting principles generally accepted in the United States of America. The interim results are not necessarily indicative of the results to be expected for the full fiscal year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 included in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 23, 2009.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the value of our Common Stock, preferred stock, stock options and warrants.
2 — Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods of those fiscal years. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2—Effective Date of FASB Statement No. 157) which delayed, to fiscal years beginning after November 15, 2008, the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective January 1, 2008, we adopted SFAS 157 as it applies to our financial instruments. Effective January 1, 2009, we adopted SFAS 157 for our non-financial assets and non-financial liabilities, without impact to our condensed consolidated financial statements or related footnotes.
The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2009 and December 31, 2008 (in thousands):

			Significant other	Significant
		Quoted prices in	observable	unobservable
	Total Carrying	active markets	inputs	inputs
	value	(Level 1)	(Level 2)	(Level 3)

June 30, 2009	$1,900	$—	$1,900	$—

December 31, 2008	$7,900	$—	$7,900	$—

Our short-term investments, generally fixed income government agency securities, are measured at fair value and are derived principally from or corroborated by observable market data by correlation or other means and are classified within Level 2 of the valuation hierarchy.
In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share, or EPS, under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share” (“SFAS No. 128”). FSP EITF 03-6-1 applies to the calculation of EPS under SFAS No. 128 for share-based payment awards with rights to dividends or dividend equivalents. FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented must be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early adoption is not permitted. The adoption of EITF 03-6-1 did not have an impact on our consolidated financial statements.
In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF No. 07-05”). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The adoption of EITF No. 07-05 did not have an impact on our consolidated financial statements.
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSP No. FAS 107-1 and APB 28-1 amends current guidance, requiring that the provisions of FAS 107 and APB 28 be disclosed at interim periods for publicly traded companies. Due to the short-term nature of our Cash and Cash Equivalents, Short Term Investments and Accounts Payable, we believe that the respective book values of these accounts approximate their fair value. FSP No. FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 107-1 and APB 28-1 has not had a material impact on our consolidated financial statements.
In April 2009, the FASB issued Financial Statement Position (“FSP”) No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP No. FAS 115-2 and FAS 124-2 amends current other-than-temporary impairment guidance for debt securities and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP No. FAS 115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 115-2 and FAS 124-2 have not had a material impact on our consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for the quarter ended June 30, 2009. The adoption of SFAS 165 did not have a material impact on our financial statements. We evaluated all events and transactions that occurred after June 30, 2009 up through August 7, 2009, the date we issued these financial statements. During this period, the Company did not have any material recognizable or non-recognizable subsequent events.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 introduces the FASB Accounting Standards Codification that will serve as the single source of authoritative GAAP. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have a material impact on our consolidated financial statements.
3 — Comprehensive Loss
SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of reported net income or loss and unrealized gains or losses on available for sale securities. The comprehensive loss for each of the periods presented approximates the net loss in the condensed consolidated statements of operations.

4 — Short-Term Investments
Short-term investments consist of investment grade fixed income securities with original maturities of greater than three months. All investments are classified as “available for sale”, and are considered current assets. As of June 30, 2009, all short-term investments had maturities of less than one year.
The following summarizes the short-term investments as of June 30, 2009 and December 31, 2008, respectively, which were invested solely in U.S. government obligations (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

June 30, 2009	$1,900	$—	$—	$1,900

December 31, 2008	$7,888	$12	$—	$7,900
5 — Stock-Based Compensation
We maintain equity compensation plans under which grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards are granted to employees, non-employee directors and key advisors. Since our inception on August 8, 2002, we have recognized equity compensation expense over the requisite service period using the Black-Scholes-Merton formula to estimate the fair value of stock options. The following table summarizes the total stock-based compensation expense included in our unaudited condensed consolidated statements of operations (in thousands):

					Period from
	Three-Months Ended		Six-Months Ended		August 8, 2002
	June 30,		June 30,		(Inception) to
	2009	2008	2009	2008	June 30, 2009

Research and Development	$178	$106	$342	$229	$2,143

General and administrative	309	257	594	480	4,637

Total stock-based compensation	$487	$363	$936	$709	$6,780

During the six-months ended June 30, 2009, 514,000 stock options were awarded to key consultants at a combined grant date fair value of $262,000. There have been no significant changes to the assumptions used to calculate fair value from those which were disclosed in our 2008 Annual Report on Form 10-K. As of June 30, 2009, there were 10,724,000 shares of Common Stock issuable upon exercise of outstanding stock options and 14,869,000 shares of Common Stock available for issuance of future equity compensation awards in connection with our equity compensation plans. As of June 30, 2009, there was $2,971,000 of total unrecognized compensation cost related to non-vested stock options, which will be amortized over the weighted average remaining service period of approximately 1.16 years.
6 — Stockholders’ Equity
Common Stock
We are authorized to issue 250,000,000 shares of Common Stock, with a par value of $0.001, of which 59,845,065 were issued and outstanding at both June 30, 2009 and December 31, 2008.

In May 2009, we entered into an Investment Agreement (“Investment Agreement”) with Dutchess Equity Fund, L.P. (“Dutchess”), as amended in July 2009. Pursuant to the Investment Agreement, Dutchess committed to purchase up to $10,000,000 of our Common Stock, over the course of thirty-six months. We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. In each put notice, we will set our minimum acceptable per share purchase price for the put. The maximum dollar amount that we are entitled to put in any one notice (“Put”) is the greater of (i) 200% of the average daily volume of the Common Stock for the three (3) trading days prior to the date of delivery of the applicable put notice, multiplied by the average of the closing prices for such trading days or (ii) $250,000. An additional put notice may not be delivered until after the closing of any previous outstanding put notice. The purchase price shall be set at ninety-five percent (95%) of the volume weighted average price (VWAP) of our Common Stock during the five (5) consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice; provided, that any trading day during which the daily VWAP is 10% above or 10% below the VWAP for the entire period will be omitted from the calculation, and any trading day having a VWAP below the minimum acceptable price may be omitted from the calculation. The aggregate number of shares issuable by us and purchasable by Dutchess under the Investment Agreement is 12,000,000. As of June 30, 2009, we had not sold any shares to Dutchess in connection with this Equity Line.
In December 2008, our then outstanding 608,834 shares of Series 2008 Convertible Preferred Stock (“Series 2008 Preferred Stock”), originally issued in September 2008, automatically converted to 6,088,340 shares of Common Stock. See “— Preferred Stock” section below.
In July 2008, we completed a registered offering of 21,428,000 units. Each unit consisted of one share of our Common Stock and a Series A Warrant to purchase one share of our Common Stock. Each unit was sold for $0.70 per unit and each Series A Warrant has an exercise price of $1.00 per share. We received gross proceeds of $15,000,000 in the registered offering before fees and expenses. In connection with this registered offering, we incurred commission fees and expenses of approximately $1,496,000.
Preferred Stock
We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001, of which no shares were issued and outstanding at June 30, 2009 and December 31, 2008, respectively.
In May 2009, we adopted a rights plan, which among other things approved a dividend of a right for each outstanding share of Common Stock to purchase one one-thousandth of a share of Series C Preferred Stock, par value $0.001 per share, at a purchase price of $15 per share, subject to adjustment. Subject to limited exceptions, the rights will be exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of the common stock. No shares of Series C Preferred Stock have been issued to date.
In September 2008, we completed a private placement offering of 608,834 units. Each unit consisted of one share of our Series 2008 Preferred Stock and a Series B Warrant. Each unit was sold for $7.00 per unit. As explained immediately above under “— Common Stock”, during December 2008, each share of Series 2008 Preferred Stock automatically converted into 10 shares of Common Stock and the Series B Warrants became exercisable for Common Stock immediately, and without any action on the part of the holder of such shares of Series 2008 Preferred Stock or Series B Warrants, upon the effectiveness of an amendment to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to increase the number of shares of Common Stock authorized for issuance by us under the Certificate of Incorporation to an amount sufficient to cover the issuance of shares of Common Stock upon conversion of the Series 2008 Preferred Stock and the issuance of shares of Common Stock issuable after such conversion upon exercise of all of the Series B Warrants. We received gross proceeds of $4,262,000 in the private placement before fees and expenses. In connection with this private placement, we incurred commission fees and expenses of approximately $401,000.
Warrants
In connection with the private placement and subsequent conversion of the Series 2008 Preferred Stock (described above), investors in the private placement received Series B Warrants presently exercisable for 6,088,340 shares of Common Stock and the placement agent and dealer received Series B Warrants presently exercisable for 279,583 shares of Common Stock. The Series B Warrants have an exercise price of $1.00 per share and that expire in July 2013. The fair value of the warrants at the time of issuance was $3,991,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.03%; estimated life of five years and volatility of 71%.

In connection with the registered offering completed in July 2008 (described above), we issued Series A Warrants to purchase 21,428,000 shares of Common Stock to investors and Series A Warrants to purchase 1,071,000 shares of Common Stock to the placement agents and dealer at an exercise price of $1.00 per share and that expire in September 2013. The fair value of the warrants at the time of issuance was $11,807,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.2% to 3.35%; estimated life of five years and volatility of 72% to 75%.
In connection with the registered offering completed in December 2007, we issued warrants to purchase 2,943,000 shares of Common Stock at an exercise price of $1.10 per share. These warrants expire in December 2012. The fair value of the warrants at the time of issuance was $2,015,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.58%; estimated life of five years and volatility of 73%.
During 2005 and 2006, we issued warrants to purchase 4,119,000 shares of Common Stock, as adjusted for weighted average anti-dilution protection, in connection with the private placement of Series 1 preferred stock at an exercise price of $1.23 per share, as adjusted for weighted average anti-dilution protection. These warrants expire in November 2010 and contain weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.23 per share. The fair value of the warrants at the time of issuance was $2,149,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 4.45%; estimated life of five years and volatility of 60%.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion in conjunction with “Risk Factors” included in our Annual Report on Form 10-K filed with the SEC on March 23, 2009 and included in Item 1A of this Report on Form 10-Q, as well as our unaudited condensed consolidated financial statements included in this report on Form 10-Q. Some of the statements in the following discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” contained in this report.
Special Note Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry are forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions, as they relate to us, are intended to identify forward-looking statements. All statements, other than statements of historical fact, included in this report regarding our financial position, business strategy and plans or objectives for future operations are forward looking statements.

Forward-looking statements reflect only our current expectations. In any forward-looking statement, where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith as of the date of such statement and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements due to a number of uncertainties, many of which are unforeseen, including:
•	our need for, and the availability of, substantial capital in the future to fund our operations and planned clinical trials;
•	the conditions in the capital markets and the biopharmaceutical industry that make raising capital or entering into strategic arrangements difficult and expensive;
•	the timing of our product development and evaluation;
•	the timing and magnitude of expenditures we may incur in connection with our ongoing research and development activities;
•	the results of our preclinical and clinical trials, including regulatory approvals;
•	the maintenance of our existing licenses with the University of Pennsylvania and the University of Massachusetts;
•	the success, timing and financial consequences of our formation of new business relationships and alliances; and
•	the timing and volume of sales of products for which we obtain marketing approval.
In addition, you should refer to the “Risk Factors” section of this report for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. Accordingly, you should not place undue reliance on these forward-looking statements. All subsequent written and oral forward looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We undertake no obligation to update any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law or regulation.

General
We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing and human clinical trials of our product candidates, exploring marketing channels and recruiting personnel.
We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through June 30, 2009 aggregated $42,694,000, and we expect to continue to incur substantial losses in future periods.
None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold pending our receipt of sufficient additional resources. The progress and results of our current and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our development programs require a significant amount of cash to support the development of product candidates.
We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We believe that our current cash and investment balances, exclusive of any cash to be generated from the $10 million Equity Line with Dutchess Equity Fund, L.P. that we entered into in May, 2009, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources.
Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. We do not plan to initiate our Phase 2 development activities for PMX-30063 or PMX-60056 until additional financing is secured. We may seek additional funds through equity or debt financing, among other sources. In addition, we may actively seek funds through government grants and contracts. However, as a result of current conditions in the equity and debt markets, we may not be able to obtain additional funding on favorable terms, if at all. In addition, if we choose to apply for government grants and contracts, there is no guarantee of acceptance of our applications. If we are unable to secure adequate additional funding during 2009 we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding. As a result, our business may be materially and adversely affected. In the absence of adequate additional funding, we believe that we have the ability to scale our operations such that our current cash and investment balances will be sufficient to fund our operations into the third quarter of 2010.
Global market and economic conditions have been, and continue to be, disruptive and volatile. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.
The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations for the three and six-months ended June 30, 2009 and 2008, and financial condition as of June 30, 2009 and December 31, 2008.

Critical Accounting Policies and Practices
The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to adopt critical accounting policies and to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. These critical accounting policies and estimates have been reviewed by our Audit Committee. The principal items in our Consolidated Financial Statements reflecting critical accounting policies or requiring significant estimates and judgments are as follows:
Stock-based compensation
Since inception, we have used the Black-Scholes formula to estimate the fair value of stock options and have elected to continue to estimate the fair value of stock options using the Black-Scholes formula. The volatility and expected term assumptions have the most significant effect on the results obtained from the Black-Scholes option-pricing model. We have to date assumed that stock options have an expected life of five years, representing about half of their contractual life, and assumed Common Stock volatility of between 41% and 75%. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Given the absence of an active market for our Common Stock in prior periods, the fair value of our Common Stock has periodically been estimated using several criteria, including progress and milestones achieved in our research activities along with the price per share of our preferred and Common Stock offerings.
Results of Operations
Grant and research revenues were $138,000 and $144,000 for the three and six-month periods ended June 30, 2009, respectively, compared to $18,000 and $1,009,000 for the three and six-month periods ended June 30, 2008, respectively. The changes in grant and research revenue for the three and six-month periods ended June 30, 2009 were the result of the timing of our expenditures and subsequent reimbursement related to our grant activities.
Research and development expenses were $1,565,000 and $3,240,000 for the three and six-month periods ended June 30, 2009, respectively, compared to $1,718,000 and $4,444,000 for the three and six-month periods ended June 30, 2008, respectively. The decreases for the three and six-month period ending June 30, 2009 were the result of the delay and scale-back of certain research, and the delay of certain clinical development activities. Pending timely and adequate additional funding, we expect our research and development costs to increase in the second half of 2009 as a result of increased staff hiring in connection with the preparation for Phase 2 studies for our PMX-30063 and PMX-60056 product candidates.
General and administrative expenses were approximately $1,499,000 and $2,777,000 for the three and six-month periods ended June 30, 2009, respectively, compared to $1,232,000 and $2,387,000 for the three and six-month periods ended June 30, 2008, respectively. The increase in general and administrative costs for the three and six month period ending June 30, 2009 is primarily associated with increased legal fees and increased equity compensation expense.
Interest income and other expenses were $12,000 and $38,000 for the three and six-month periods ended June 30, 2009, respectively, compared to $28,000 and $95,000 for the three and six-month periods ended June 30, 2008, respectively. The changes for the three and six months ending June 30, 2009 were mostly the result of lower interest rates and decreased cash and investment balances resulting in less interest income.
Historical Cash Flows
Operating Activities. Cash used in operating activities during the six-month period ended June 30, 2009 was approximately $4,594,000, compared to approximately $4,899,000 for the six-month period ended June 30, 2008. The decrease was primarily due to an increase in accounts payable, accrued expenses and deferred rent, partially offset by an increase in prepaid expenses and other current assets.

Investing Activities. Cash provided by or used in investing activities represents cash paid for the purchase, and proceeds received from, the maturity of investments and cash paid for property and equipment. During the six-month periods ended June 30, 2009 and 2008, $3,798,000 and $1,683,000 was used to purchase investments, respectively. During the six-month periods ended June 30, 2009 and 2008, $9,800,000 and $4,000,000 was received from the maturities of investments, respectively. During the six-month period ended June 30, 2009, $15,000 was used to purchase property and equipment.
Financing Activities. To date, we have financed our operating and investing activities primarily from the proceeds from the sale of equity securities. During the six-month period ended June 30, 2009 we paid $71,000 in financing costs associated with our May 2009 Equity Line and paid $72,000 in principal associated with our capital leases. During the six-month period ended June 30, 2008 we paid $496,000 in financing costs associated with our September 2008 private placement of Series 2008 preferred stock units and paid $64,000 in principal associated with our capital leases.
Liquidity and Capital Resources
As of June 30, 2009 and December 31, 2008, we had cash and investment balances of approximately $10,356,000 and $15,106,000, respectively, and total liabilities of approximately $3,423,000 and $2,934,000, respectively. The decrease in our cash and investment balances was primarily attributable to cash used to fund ongoing operations.
In May 2009, we entered into an Investment Agreement with Dutchess Equity Fund, L.P., as amended in July 2009. Pursuant to the Investment Agreement, Dutchess committed to purchase up to $10,000,000 of our common stock, over the course of thirty-six months. We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. In each put notice, we will set our minimum acceptable per share purchase price for the put. The maximum dollar amount that we are entitled to put in any one notice is the greater of (i) 200% of the average daily volume of our common stock for the three (3) trading days prior to the date of delivery of the applicable put notice, multiplied by the average of the closing prices for such trading days or (ii) $250,000. The purchase price shall be set at ninety-five percent (95%) of the volume weighted average price (VWAP) of our common stock during the five (5) consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice; provided, that any trading day during which the daily VWAP is 10% above or 10% below the VWAP for the entire period will be omitted from the calculation, and any trading day having a VWAP below the minimum acceptable price may be omitted from the calculation. The aggregate number of shares issuable by us and purchasable by Dutchess under the Investment Agreement is 12,000,000. As of June 30, 2009, we had not sold any shares to Dutchess in connection with this Equity Line.
The global financial markets have been and continue to be in turmoil, with extreme volatility in the equity and credit markets and with some financial and other institutions experiencing significant financial distress. In addition, neither our access to nor the value of our cash equivalents or short-term investments have been negatively affected by the recent liquidity problems of financial institutions. Although we have attempted to be prudent in our investment strategy and in funding our anticipated near term liquidity needs, it is not possible to predict how the financial market turmoil and the deteriorating economic conditions may affect our financial position.
These and any future financial institution failures could cause losses to the extent cash amounts or the values of securities exceed government deposit insurance limits, and could restrict our access to the public equity and debt markets. In particular, the cost of raising money in the debt and equity capital markets has increased substantially, while the availability of funds from those markets has diminished significantly. Also, as a result of concern about the stability of financial markets generally, and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers. Low valuations and decreased appetite for equity investments, among other factors, may make the equity markets difficult to access on acceptable terms or unavailable altogether.
We are a development stage company and have not experienced significant revenue generating activities since our formation. We reached a positive working capital position for the first time in the fourth quarter of 2005 as a result of our financing activities. We have incurred operating losses for each year since our inception in 2002. To achieve operating profits, we, alone or with others, must successfully identify, develop and market product candidates. Our principal activities, from the beginning of our development stage, have been organizational matters, issuance of stock, product research and development, fund raising and market research.
In the near-term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses we expect to incur in developing our product candidates and the general and administrative expenses we incur as a reporting company under the Securities Exchange Act of 1934, as amended. Additionally, we do not expect to generate any revenues from sources other than research grants and contracts for the foreseeable future.

We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including the success of our clinical trials, market acceptance for our technologies and product candidates and various other factors. We believe that our current cash and investment balances, exclusive of any cash to be generated from the Equity Line, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources.
Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. We do not plan to initiate our Phase 2 development activities for PMX-30063 or PMX-60056 until additional financing is secured. We may seek additional funds through equity or debt financing, among other sources. In addition, we may actively seek funds through government grants and contracts. However, as a result of current conditions in the equity and debt markets, we may not be able to obtain additional funding on favorable terms, if at all. In addition, if we choose to apply for government grants and contracts, there is no guarantee of acceptance of our applications. If we are unable to secure adequate additional funding during 2009 we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding. As a result, our business may be materially and adversely affected. In the absence of adequate additional funding, we believe that we have the ability to scale our operations such that our current cash and investment balances will be sufficient to fund our operations into the third quarter of 2010.
Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors, many of which we cannot control, including:
•	success of our clinical trials for PMX-30063 and PMX-60056;

•	continued progress of and increased spending related to our research and development activities, including our plan to hire additional research and development employees;

•	the conditions in the capital markets and the biopharmaceutical industry that make raising capital or entering into strategic arrangements difficult and expensive;

•	progress with preclinical experiments and clinical trials;

•	ongoing general and administrative expenses related to our being a reporting company;

•	the cost, timing, and results of regulatory reviews and approvals;

•	the maintenance of our existing licenses with the University of Pennsylvania and the University of Massachusetts;

•	the success, timing, and financial consequences of any future collaborative, licensing or other arrangements that we may establish;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of commercializing any of our product candidates;

•	technological and market developments;

•	the cost of manufacturing development; and

•	timing and level of sales of products for which we obtain marketing approval.

We expect to seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, and from other sources. For instance, we may actively seek more funding through government grants and contracts. We may not be able to obtain any additional financing on terms acceptable to us, if at all, or we may not raise as much as we expect. If adequate additional funds are not available when required, we will have to delay, scale-back or eliminate certain of our research, drug discovery or development activities or certain other aspects of our operations and our business will be materially and adversely affected.
We are subject to many risks associated with development-stage businesses, including the above-discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” in this Quarterly Report on Form 10-Q for more information regarding risks associated with our business.
Off-Balance Sheet Arrangements
We do not have any “off-balance sheet arrangements” as defined in applicable SEC regulations.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
We have evaluated the information required under this item that was disclosed in our 2008 Annual Report on Form 10-K in light of the current turmoil in the financial markets and believe there have been no significant changes to this information.

Item 4.	Controls and Procedures
Conclusions regarding disclosure controls and procedures. An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, and also accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure as specified in SEC rules and forms.
Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1A.	Risk Factors
Risks Related to Our Business
We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.
We are a development stage company with a limited operating history. As of June 30, 2009, we had an accumulated deficit of approximately $42,694,000. We expect to continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, net current assets and working capital.
Because of the numerous risks and uncertainties associated with developing new drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Currently, we have no products available for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations and internal growth primarily through the sale of equity securities. We have devoted substantially all of our efforts to research and development, including cGMP manufacturing and cGLP compliant toxicology, safety pharmacology, genotoxicity studies and clinical studies for our lead clinical product candidates.
If we are unable to meet our needs for additional funding in the future, we will be required to limit, scale-back or cease operations.
We do not currently have the funding resources necessary to carry out all of our proposed short and long-term operating activities. We estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36 – 48 months to file an NDA for PMX-30063 (assuming accelerated approval status is not granted), and a like amount for PMX-60056, in each case assuming adequate and timely financing. We will need to obtain additional financing in the future in order to fully fund these product candidates through the regulatory approval process. Costs of our proposed activities unrelated to our two lead product candidates would be in addition to these estimates.
We believe that our current cash and investment balances, exclusive of any cash to be generated from the Equity Line, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources. Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. If we are unable to secure adequate additional funding during 2009 we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding.
Our future capital requirements will depend on many factors, including:
•	success of our clinical trials for PMX-30063 and PMX-60056;
•	continued progress of and increased spending related to our research and development activities, including our plan to hire additional research and development employees;
•	conditions in the capital markets and the biopharmaceutical industry that make raising capital or entering into strategic arrangements difficult or expensive;
•	progress with preclinical experiments and clinical trials;
•	ongoing general and administrative expenses related to our being a reporting company;
•	the cost, timing, and results of regulatory reviews and approvals;

•	the maintenance of our existing licenses with the University of Pennsylvania and the University of Massachusetts;
•	the success, timing, and financial consequences of any future collaborative, licensing or other arrangements that we may establish;
•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the costs of commercializing any of our product candidates;
•	technological and market developments;
•	the cost of manufacturing development; and
•	timing and level of sales of any products for which we may obtain marketing approval.
These factors could result in variations from our currently projected operating and liquidity requirements. Additional funds may not be available when needed, or, if available, we may not be able to obtain such funds on terms acceptable to us. If adequate funds are unavailable, we may be required, among other things, to:
•	delay, reduce the scope of or eliminate one or more of our research or development programs;
•	license rights to technologies, product candidates or products at an earlier stage than otherwise would be desirable or on terms that are less favorable to us than might otherwise be available; or
•	obtain funds through arrangements that may require us to relinquish rights to product candidates or products that we would otherwise seek to develop or commercialize by ourselves.
Funding, especially on terms acceptable to us, may not be available to meet our future capital needs because of the deterioration of the credit and capital markets.
Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt and equity capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk in the broadly syndicated market, among other things. These events have negatively affected general economic conditions and it is uncertain when the credit and capital markets will stabilize or improve.
In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concern about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers. Low valuations and decreased appetite for equity investments, among other factors, may make the equity markets difficult to access on terms or unavailable altogether.
If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.
We may not be able to access sufficient funds under our Equity Line when needed.
Our ability to put shares to Dutchess and obtain funds under our Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on our ability to put shares to Dutchess to the extent that it would cause Dutchess to beneficially own more than 4.99% of our outstanding shares. In addition, we do not expect the Equity Line to satisfy all of our funding needs, even if we are able and choose to take full advantage of the Equity Line.

Development of our proposed product candidates is a lengthy, expensive and uncertain process that requires investment of substantial amounts of time and money that may not yield viable products which may cause our business and results of operations to suffer.
We face the risks of failure inherent in developing drugs based on new technologies. None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold until we are able to obtain and allocate sufficient resources, including financing. During the third quarter of 2008, we commenced clinical trials for the first time with our lead product candidates, PMX-30063 and PMX-60056. We commenced our Phase 1B study for PMX-30063 during the second quarter of 2009 and plan to commence a 1B study for PMX-60056 during the third quarter of 2009. The progress and results of these and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our product candidates are not expected to be commercially available for several years, if at all.
Our development programs require a significant amount of cash to support the development of product candidates. We estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36-48 months to file an NDA for PMX-30063 (assuming accelerated approval status is not granted), and a like amount for PMX-60056, in each case assuming adequate and timely financing. We will need to obtain additional financing in the future. We may not be able to obtain such additional financing on terms acceptable to us or at all.
In addition, a number of potential drugs have shown promising results in early testing but failed in subsequent clinical trials and/or failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.
Completion of clinical trials may take many years. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The FDA monitors the progress of each phase of testing, and may require the modification, suspension, or termination of a trial if it is determined to present excessive risks to patients. The clinical trial process may also be accompanied by substantial delay and expense and the data generated in these studies ultimately may not be sufficient for marketing approval by the FDA. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:
•	our inability to manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; and/or

•	government or regulatory delays.
Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter. Furthermore, the FDA may prevent us from marketing a product candidate under a label for its desired indications or place other conditions, including restrictive labeling, on distribution as a condition of any approvals, which may impair commercialization of the product.

We are a development stage company, which makes it difficult to evaluate our existing business and business prospects and increases the risk that the value of any investment in our Company may decline.
We are a development stage company and to date, our only revenues have been from research grants and contracts. We will not be able to generate revenue from product sales or royalties unless and until we receive regulatory approval and begin commercialization of our product candidates or otherwise out-license our compounds. We are not certain of when, if ever, that will occur. Although we intend to introduce new products, we may not do so. Because the market for our products is relatively new, uncertain and evolving, and because we are a development stage company, it is difficult to assess or predict the growth rate, if any, and the size of this market. We may not develop additional products, a market for our products may not develop, and/or our products may not achieve market acceptance.
If our product candidates are not demonstrated to be sufficiently safe and effective in clinical trials, they will not receive regulatory approval and we will be unable to commercialize them and our business and results of operations will suffer.
Our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and/or other foreign regulatory authorities for commercial use. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, involving testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry there is a high rate of attrition for product candidates in pre-clinical testing and clinical trials. Also, satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials and in interim analyses. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in FDA policy, during the process of product development, clinical trials and regulatory approvals.
If we are not able to retain our current management and advisory team and attract and retain qualified scientific, technical and business personnel, our business will suffer.
We are highly dependent on our executive officers and other key management and technical personnel, including Nicholas Landekic, Richard Scott, Ph.D., Eric McAllister, M.D., Ph.D., Edward Smith, Greg Ford and Bozena Korczak, Ph.D., as well as key members of our advisory team, including William DeGrado, Ph.D. and Gregory Tew, Ph.D. The loss of any of them could have a material adverse effect on our future operations. We presently do not maintain “key person” life insurance policies on any of our personnel.
Our success is also dependent on our ability to attract, retain and motivate highly trained technical, marketing, sales and management personnel for the development, maintenance and expansion of our activities. We may not be able to retain our existing personnel or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.
Our success is dependent on the continuation of certain licensing arrangements and other strategic relationships with third parties. These arrangements and relationships may not continue and we may not be successful in entering into other similar arrangements and relationships.
All of our product candidates are licensed from or based upon licenses from either the University of Pennsylvania or the University of Massachusetts. If either or any of these license agreements are properly terminated, our ability to advance our current product candidates or develop new product candidates will be materially adversely affected.

In addition to these licensing arrangements, we rely on the expertise of Dr. William DeGrado, a Professor of Biochemistry and Biophysics at the University of Pennsylvania, and Dr. Gregory Tew, an Assistant Professor in the Polymer Science and Engineering Department at the University of Massachusetts. If our agreements with either or both of Drs. DeGrado and Tew, were terminated, our ability to advance our current product candidates or develop new product candidates may be adversely affected.
We depend, and will continue to depend, on these arrangements, and potentially on other licensing arrangements and/or strategic relationships with third parties for the research, development, manufacturing and commercialization of our product candidates. If any of our licenses or relationships are terminated or breached, we may:
•	lose our rights to develop and market our product candidates;
•	lose patent and/or trade secret protection for our product candidates;
•	experience significant delays in the development or commercialization of our product candidates;
•	not be able to obtain any other licenses on acceptable terms, if at all; and/or
•	incur liability for damages.
Licensing arrangements and strategic relationships in the pharmaceutical and biotechnology industries can be very complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These third parties may also pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive, and could require significant time and attention from our management.
Our i.v. antibiotic product candidate or any of our other eligible product candidates may not be granted any of the accelerated development or approval paths by the FDA and, even if any of our product candidates receive such status, development of the product candidate may not be accelerated.
We believe that our i.v. antibiotic product candidate, PMX-30063, which is a systemic antibiotic drug, may be eligible for one of the accelerated development or approval paths under FDA procedures, such as “fast track,” “priority review” or “accelerated approval.” We have not yet applied for any of these designations for our i.v. antibiotic product candidate or any of our other product candidates. Our product candidates may not receive any such consideration. If granted, some of these paths may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and/or to shorten the review time of any such filing. If the FDA grants any of these designations to any of our product candidates, we may then make an application with the FDA with respect to any further development program and corresponding regulatory strategy.
Even in the event that one of our product candidates is designated for “fast track,” “priority review” or “accelerated approval” status, such a designation does not necessarily mean a faster development process or regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Any accelerated designation status may be withdrawn by the FDA if the FDA believes that this designation is no longer supported by emerging data from our clinical development program or for patient safety reasons. Receiving “fast track,” “priority review” or “accelerated approval” status from the FDA does not guarantee that we will qualify for or be able to take advantage of any accelerated development or approval procedures. Even if the accelerated development or approval procedures are available to us, depending on the results of clinical trials, we may elect to follow the more traditional approval processes for strategic and marketing reasons, since drugs approved under “accelerated approval” procedures may be more likely to be subjected to post-approval Phase 4 clinical studies to provide confirmatory evidence that they are safe and effective. If we fail to conduct any such required post-approval studies or if the studies fail to verify that any of our product candidates are safe and effective, our FDA approval could be revoked. It can be difficult, time-consuming and expensive to enroll patients in Phase 4 clinical trials because physicians and patients are less likely to participate in a clinical trial to receive a drug that is already commercially available.

Even if regulatory authorities approve our product candidates, they may not be commercially successful.
Our product candidates may not be commercially successful because physicians, government agencies and other third-party payors may not accept them. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that most of our product candidates will be very expensive, if approved. If we do obtain regulatory approval for any of our product candidates, we will need to achieve patient acceptance and demand in order to be commercially successful. Patient acceptance of and demand for any product candidates will depend upon many factors, including but not limited to, the extent, if any, of reimbursement of drug and treatment costs by government agencies and other third-party payors, pricing, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If we do not achieve product acceptance and sufficient demand, we will not be able to sell our products and our operating results and financial condition will be materially adversely affected.
We do not currently have sales, marketing or distribution capabilities. If we fail to effectively sell, market and distribute any product candidate for which we receive regulatory approval, our business and results of operations will suffer.
If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to successfully commercialize any of our product candidates that receive regulatory approval in the future. We currently have no sales, marketing or distribution capabilities. In order to successfully commercialize any of our product candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services.
If we do not develop a marketing and sales force with technical expertise and supporting distribution capabilities, we will be unable to market any of our products directly. To promote any of our products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms and we may not be able to do so. In addition, any third-party arrangements we are able to enter into may result in lower revenues than we could have achieved by directly marketing and selling our products.
We may suffer losses from product liability claims.
Any of our product candidates could cause adverse events to patients, such as immunologic or allergic reactions. These reactions may not be observed in clinical trials, but may nonetheless occur after commercialization. If any of these reactions occur, they may render our product candidates ineffective in some patients and our sales would suffer.
We may be susceptible to product liability lawsuits, from events arising out of the use of product candidates in clinical studies. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If we are unable to protect against potential product liability claims, we may be unable to commercialize our product candidates. A successful product liability claim brought against us in excess of our insurance coverage may cause us to incur substantial liabilities and, as a result, our business may fail.
Due to our reliance on third-party manufacturers, suppliers and research organizations, we may be unable to implement our manufacturing, supply and clinical operations strategies, which would materially harm our business.
If our current and future licensing, manufacturing and supply strategies are unsuccessful, then we may be unable to complete any future preclinical or clinical trials and/or commercialize our product candidates in a timely manner, if at all. Completion of any potential future pre-clinical or clinical trials and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates, or the ability to license them to other companies to perform these functions. We do not have the resources, facilities or experience to manufacture our product candidates on our own and do not intend to develop or acquire facilities for the manufacture of product candidates for pre-clinical trials, clinical trials or commercial purposes in the foreseeable future. We intend to continue to license technology and/or rely on contract manufacturers to produce sufficient quantities of our product candidates necessary for any pre-clinical or clinical testing we undertake in the future. Such contract manufacturers may be the sole source of production and may have limited experience at manufacturing, formulating, analyzing, filling and finishing our types of product candidates.

We also intend to rely on third parties to supply the components that we will need to develop, test and commercialize all of our product candidates. There may be a limited supply of these components. We might not be able to enter into agreements that assure us of the availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials and/or to commercialize our product candidates. If we cannot acquire an acceptable supply of components to produce our product candidates, we will not be able to complete pre-clinical and clinical trials and will not be able to commercialize our product candidates.
In addition, we rely on contract research organizations in conducting clinical trials for our product candidates. We do not have the resources, facilities or experience to conduct clinical studies for our product candidates on our own and do not intend to develop or acquire such resources, facilities or experience in the foreseeable future. The quality, cost and timing of work performed by our contracted contract research organizations has a significant impact on our clinical programs and our business.
If we make technology or product acquisitions, we may incur a number of costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.
All of our product candidates are licensed from, or based upon technologies licensed from, third parties. We may acquire and/or license additional product candidates and/or technologies in the future. Any product candidate or technology we license or acquire will likely require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in technology product development, including the possibility that the product candidate or product developed based on licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace. Moreover, integrating any newly acquired product could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.
Furthermore, proposing, negotiating and implementing an economically viable acquisition or license can be a lengthy, costly and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates and/or technologies. We may not be able to acquire the rights to alternative product candidates and/or technologies on terms that we find acceptable, or at all. Our failure to acquire or license alternative products and/or technologies could have a material adverse effect on our business, prospects and financial condition.
Failure to effectively manage our growth may have a material adverse effect on our business, results of operations and financial condition.
If we are successful in obtaining sufficient additional financing to commence Phase 2 clinical trials for one or both of our two lead product candidates, PMX-30063 and PMX-60056, we will need to expand our operations, including hiring of additional personnel. However, we may not be able to effectively grow and expand our business. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. The management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide software necessary to the future success of our business.
Currently, we rely on a non-exclusive license from the University of Pennsylvania to use, copy, perform, display, distribute, modify and prepare derivative works based on three software packages, which include a suite of proprietary computational algorithms that we use in the development, refinement, and testing of our product candidates. If this license agreement is properly terminated by the University of Pennsylvania, our ability to advance our current product candidates or develop new product candidates may be adversely affected.
In the future, we expect to rely upon the software programs licensed from the University of Pennsylvania, as well as software licensed from other third parties, including software that might be integrated with our internally developed software and used to perform key functions. If we license such third-party software, it is likely that certain of these licenses may not contain favorable terms for us, including duration for limited terms, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Such licenses may not be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain licenses on such third party software could result in the discontinuation of, or delays or reductions in, product shipments unless and until equivalent technology is identified, licensed and integrated with our software. Any such discontinuation, delay or reduction would harm our business, results of operations and financial condition. In addition, financial or other difficulties that may be experienced by such third-party vendors may have a material adverse effect upon the technologies that may be incorporated into our products. If such technologies become unavailable, we may not be able to find suitable alternatives, which could harm our business, operating results, and financial condition.
Our executive officers and directors have the ability to significantly influence matters submitted to our stockholders for approval.
Our executive officers and directors, in the aggregate, beneficially own shares representing approximately 14% of our common stock. Beneficial ownership includes shares over which an individual or entity has investment or voting power and includes shares that could be issued upon the exercise of options and warrants within 60 days after the date of determination. On matters submitted to our stockholders for approval, holders of our common stock are entitled to one vote per share. If our executive officers and directors choose to act together, they would have significant influence over all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these individuals, if they chose to act together, would have significant influence on the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.
Risks Related to our Intellectual Property
The obstacles to procurement and enforcement of our intellectual property and proprietary rights could harm our competitive position by allowing competitors access to our proprietary technology and to introduce competing products.
We regard our product candidates as proprietary and rely primarily on a combination of patents, trademarks, copyrights, and trade secrets and other methods to protect our proprietary rights. We maintain confidentiality agreements with our employees, consultants and current and potential affiliates, customers and business partners.
If we fail to secure and then enforce patents and other intellectual property rights underlying our product candidates and technologies, we may be unable to compete effectively. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the U.S. and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets.

Our pending U.S. and foreign patent applications may not issue us patents or may not issue in a form that will be advantageous to us. If we do not receive patents for these applications or do not receive adequate protections, our developments will not have any proprietary protection and other entities will be able to make the products and compete with us. Also, any patents we have obtained or do obtain may be challenged by reexamination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid or unenforceable. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. Both the patent application process and the process of managing patent disputes can be time consuming and expensive and may require significant time and attention from our management. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
In addition, the standards that the United States Patent and Trademark Office, or the U.S. PTO, uses to grant patents can change. Consequently, we may be unable to determine the type and extent of patent claims that will be issued to us or to our licensors in the future, if any patent claims are issued at all. In addition, if the U.S. PTO and/or other patent offices where we file our patent applications increase the fees associated with filing and prosecuting patent applications we would incur higher expenses and our intellectual property strategy could be adversely affected.
The confidentiality agreements we require of our employees and those which we enter into with other parties may not provide adequate protection for our trade secrets, know-how or other confidential information or prevent any unauthorized use or disclosure or the unlawful development by others. If any of our confidential intellectual property is disclosed, our business may suffer. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.
We may have to engage in costly litigation to enforce or protect our proprietary technology, which may harm our business, results of operations, financial condition and cash flows.
The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether any patents or in-licensed patents will be enforceable. Additionally, we may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Should third parties file patent applications, or be issued patents, claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. PTO to determine priority of invention. We, or our licensors, also could be required to participate in interference proceedings involving our issued patents and pending applications of another entity.
In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend any patents against challenges from others. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position and business could be adversely affected.
Our commercial success depends significantly on our ability to develop and commercialize our products without infringing the intellectual property rights of third parties.
Our commercial success will depend, in part, on our not infringing the patents or proprietary rights of third parties. Third parties that believe we are infringing on their rights could bring actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products.
If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, we could be required, in addition to any potential liability for damages, to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, any such license may not be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which would harm our business.

We may enter into licensing agreements with third party intellectual property owners for use of their property in connection with our products in order to ensure that such third party’s rights are not infringed. Although we are not aware that any of our intended products would materially infringe the rights of others, a claim of infringement may be asserted against us and any such assertion may result in costly litigation or may require us to obtain a license in order to make, use, or sell our products. Third parties may assert infringement claims against us in the future with respect to current or future products. Any such claims or litigation, with or without merit, could be costly and a diversion of management’s attention, which could have a material adverse effect on our business, operating results and financial condition. Adverse determinations in such claims or litigation could harm our business, operating results and financial condition.
We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships, which may harm our business.
We are, and will continue to be, reliant upon such third parties to protect their intellectual property rights to this technology. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. We may not continue to have proprietary rights to the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, operating results and financial condition.
Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, through either direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.
International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.
Patent law outside the U.S. is even more uncertain than in the U.S. and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. For example, certain countries do not grant patent claims that are related to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our management’s efforts.
Risks Related to our Industry
We may experience delays in obtaining required regulatory approvals in the U.S. to market our proposed product candidates.
Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a negative impact on our results of operations. If we experience significant delays in testing or approvals, our product development costs, or our ability to license product candidates, will increase. If the FDA grants regulatory approval of a product, this approval will be limited to those disease states and conditions for which the product has been demonstrated through clinical trials to be safe and effective. Any product approvals that we receive in the future could also include significant restrictions on the use or marketing of our products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product were seized or recalled, we would be unable to sell or license that product and our revenues would suffer. In addition, outside the U.S., our ability to market any of our potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities and these foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.

If competitors develop and market products that offer advantages as compared to our product candidates, our commercial opportunities will be limited.
Other companies have product candidates in development to treat the conditions we are seeking to ultimately treat. If these competitors are able to develop products that are more effective, have fewer side effects, are less expensive or offer other advantages as compared to our product candidates, our commercial opportunities will be limited. Furthermore, if our competitors commercialize competing products before we do, then our ability to penetrate the market and sell our products may be impaired.
Our competitors include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:
•	attract parties for acquisitions, joint ventures or other collaborations;
•	license proprietary technology that is competitive with the technology we are practicing;
•	attract funding; and
•	attract and hire scientific talent.
In the antibiotic market, many major pharmaceutical companies, such as GlaxoSmithKline, Pfizer, Bayer, Merck and Sanofi Aventis have already established significant positions. Additionally, many smaller companies, such as Cubist Pharmaceuticals, Oscient Therapeutics, NovaBay Pharmaceuticals, Inc., Ceragenix and Inhibitex either have marketed, or are attempting to enter this market by developing, novel and more potent antibiotics that are intended to be effective against drug-resistant bacterial strains. In the UFH antagonist market, protamine is the only available antidote for and antagonist to UFH and, as such, protamine currently dominates this market. Because of protamine’s virtual monopoly of the UFH antidote/antagonist market, we believe that it may be difficult for our future UFH antidote/antagonist products to penetrate this market. There may be additional competitive products about which we are not aware.
Healthcare reform measures could adversely affect our business.
The business and financial condition of pharmaceutical companies is affected by the efforts of governmental and third party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the U.S., pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the U.S. to continue. The implementation of such additional controls could have the effect of reducing the prices that we are able to charge for any products we develop and sell through these plans. Prescription drug legislation and related amendments or regulations could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for any products we develop or to lower reimbursement amounts that they pay.
Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

Because our activities may involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.
If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages. Our research and development activities may involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.
Risks Related to our Capital Stock
Our common stock is thinly traded and the price of our common stock may be negatively impacted by factors that are unrelated to our operations.
Our common stock is currently quoted on the OTC Bulletin Board. Trading of our stock through the OTC Bulletin Board is frequently thin and highly volatile. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our business objectives, the results of our clinical trials, trading volume in our common stock, changes in general conditions in the economy and the financial markets, or other developments which affect us or our industry. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.
A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our ability to continue operations.
A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because a significant portion of our operations has been and will continue to be financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plans and operations, including our ability to develop our product candidates and continue our current operations. If our stock price declines, it may be more difficult to raise additional capital. If we are unable to raise sufficient capital in the future, and we are unable to generate funds from operations sufficient to meet our obligations, we will not be able to have the resources to continue our normal operations.
The market price for our common stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, may have a material adverse effect on the market price of our common stock.
When we issue additional shares in the future, it will likely result in the dilution of our existing stockholders.
Our certificate of incorporation authorizes the issuance of up to 250,000,000 shares of common stock with a $0.001 par value and 10,000,000 preferred shares with a par value of $0.001, of which 59,845,065 common shares were issued and outstanding as of June 30, 2009. We may need to increase our authorized share count in order to issue additional shares of common stock in the future. From time to time we also will increase the number of shares available for issuance in connection with our equity compensation plans. Our board of directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of preferred stock and may choose to issue some or all of such shares to provide additional financing or acquire more businesses in the future.
Moreover, in the past, we issued warrants and options to acquire shares of common stock. As of June 30, 2009, we had warrants and options to purchase an aggregate of 46,439,911 shares of our common stock. Warrants to purchase 4,119,194 shares of our common stock have weighted average anti-dilution protection if we sell certain securities at a price per share less than $1.23 per share. In addition, our Equity Line with Dutchess contemplates the issuance of up to 12,000,000 shares of our common stock to Dutchess, subject to certain restrictions and obligations.

The issuance of any shares for acquisition, licensing or financing efforts, upon conversion of any preferred stock or exercise of warrants and options, pursuant to our equity compensation plans, or otherwise may result in a reduction of the book value and market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current stockholders. Further, such issuance may result in a change of control of our corporation.
Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit a stockholder’s ability to buy and sell our common stock.
FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.
We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.
We have never declared or paid a cash dividend on our common stock and we do not expect to pay cash dividends in the foreseeable future. If we do have available cash, we intend to use it to grow our business.
Sales of a substantial number of shares of our common stock into the public market, including shares of common stock that we may issue to Dutchess pursuant to our Equity Line, may result in significant downward pressure on the price of our common stock and could affect your ability to realize the current trading price of our common stock.
We have registered the resale by Dutchess of a maximum of 12,000,000 shares of common stock that may be issued to Dutchess pursuant to our Equity Line. The common stock to be issued to Dutchess pursuant to the Investment Agreement with Dutchess will be purchased at a 5% discount to the volume weighted average price (VWAP) of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price.
Sales of a substantial number of shares of our common stock in the public market, including shares of common stock that we may issue to Dutchess pursuant to our Equity Line, could cause a reduction in the market price of our common stock. To the extent stockholders sell shares of common stock, the price of our common stock may decrease due to the additional shares of common stock in the market.
Any significant downward pressure on the price of our common stock as stockholders sell their shares could encourage short sales by our stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.
Delaware law, our stockholder rights plan and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:
•	the ability of our board of directors to issue preferred stock with voting or other rights or preferences;

•	limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

•
requirements that special meetings of our stockholders may only be called by the chairman of our board of directors, our president, or upon a resolution adopted by, or an affirmative vote of, a majority of our board of directors; and

•
advance notice procedures our stockholders must comply with in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.

We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained.
We review these provisions from time to time. Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.
In addition, we have a stockholder rights plan pursuant to which we distributed rights to purchase shares of our Series C Preferred Stock. The rights become exercisable upon the earlier of ten business days after a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 15% or more of our common stock then outstanding or ten business days after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of our common stock then outstanding. These rights may cause substantial dilution to a person or group that attempts to acquire us (or which otherwise acquires 15% or more of our common stock) on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of these rights. Accordingly, these rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders.

Item 4.	Submission of Matters to a Vote of Security Holders
On June 30, 2009, we held our Annual Meeting of Stockholders (the “Meeting”). At the Meeting, there were 59,845,065 eligible votes and the following proposals were considered:
1. To elect eight directors to the Board of Directors for a term of one (1) year and until a successor is duly elected and qualified. Each of the nominees was elected by the margin indicated below:

	Number of Shares	Number of Shares
Nominee	Voted For	Withheld
Mr. Nicholas Landekic	43,051,815	383,323
Mr. Frank Slattery, Jr.	42,963,138	472,000
Mr. Brian Anderson	43,051,815	383,323
Dr. Richard Bank	43,051,815	383,323
Dr. Michael E. Lewis	43,051,815	383,323
Dr. Stefan D. Loren	43,051,815	383,323
Mr. Shaun F. O’Malley	43,051,815	383,323
Mr. Douglas J. Swirsky	43,195,444	239,694

2. To approve our amended and restated 2005 Omnibus Equity Compensation Plan. The amendment was approved by the margin indicated below:

Number of Shares	Number of Shares
Voted For	Voted Against	Abstentions	Broker Non-Votes
15,692,342	132,889	700,635	26,909,097
3. To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009. The ratification of the appointment of the independent registered public accounting firm was approved by the margin indicated below:

Number of Shares	Number of Shares
Voted For	Voted Against	Abstentions	Broker Non-Votes
43,255,339	50,065	129,732	0

Item 6.	Exhibits
Exhibit 3.1 — Certificate of Designation, Preferences and Rights of Series C Preferred Stock (filed as an Exhibit to the Current Report on Form 8-K filed on May 14, 2009 and incorporated herein by reference).
Exhibit 4.1 — Rights Agreement, by and between PolyMedix, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including exhibits thereto, dated as of May 12, 2009 (filed as an Exhibit to the Current Report on Form 8-K filed on May 14, 2009 and incorporated herein by reference).
Exhibit 10.1 — Investment Agreement by and between PolyMedix, Inc. and Dutchess Equity Fund, LP dated May 20, 2009 (filed as an Exhibit to the Current Report on Form 8-K filed on May 22, 2009 and incorporated herein by reference).
Exhibit 10.2 — Registration Rights Agreement by and between PolyMedix, Inc. and Dutchess Equity Fund, LP dated May 20, 2009 (filed as an Exhibit to the Current Report on Form 8-K filed on May 22, 2009 and incorporated herein by reference).
Exhibit 10.3 — Amendment No. 1 to Investment Agreement dated July 8, 2009, between the Registrant and Dutchess Equity Fund, LP. (filed as an Exhibit to the Registration Statement on Form S-1 (File No. 333-160470) filed on July 8, 2009 and incorporated herein by reference).
Exhibit 31.1 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
Exhibit 31.2 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
Exhibit 32.1 — Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMedix, Inc.

August 7, 2009	By:	/s/ Nicholas Landekic

Date		Nicholas Landekic
President & Chief Executive Officer (Principal Executive Officer)

August 7, 2009	By:	/s/ Edward F. Smith

Date		Edward F. Smith
Vice President, Finance & Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBITS INDEX

Exhibit No.	Description of Exhibit

Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit 32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.